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EXHIBIT 99.4

COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCES

        In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's consolidated financial statements, such as the changes described in Notes 1, 2, and 25 to the consolidated financial statements of The Thomson Corporation as at and for the year ended December 31, 2002. Our report to the shareholders dated February 26, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
February 26, 2003

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COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCES